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                   THE PRUDENTIAL INVESTMENT PORTFOLIOS, INC.
                                   (the Fund)

                AMENDED AND RESTATED PLAN PURSUANT TO RULE 18F-3

     The Fund hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the 1940 Act), setting forth the separate arrangement and expense allocation of each class of shares in each investment portfolio (each a Portfolio). Any material amendment to this plan is subject to prior approval of the Board of Directors, including a majority of the independent Directors.

                              CLASS CHARACTERISTICS

CLASS A SHARES:   Class A shares are subject to a high initial sales charge and
--------------       12b-1 under the 1940 Act (Rule 12b-1 fee) not to exceed .30 of 1% per annum of the average daily net assets of the class. The initial sales charge is waived or reduced for certain eligible investors. Investors who purchase $1 million or more of Class A shares and for whom the initial sales charge would be waived are subject to a contingent deferred sales charge ("CDSC") of 1% on shares that are redeemed within 12 months of purchase. The CDSC is waived for all such Class A shareholders other than those who purchased their shares through certain broker-dealers that are not affiliated with Prudential Financial, Inc.


CLASS B SHARES:   Class B shares are not subject to an initial sales charge
--------------       but are subject to a high CDSC (declining from 5% to zero
                     over a six-year period) which will be imposed on certain redemptions and an annual Rule 12b-1 fee not to exceed 1% of the average daily net assets of the class. The CDSC is waived for certain eligible investors. Class B shares automatically convert to Class A shares approximately seven years after purchase.


CLASS C SHARES:   Class C shares issued before November 2, 1998 are not subject
--------------       to an initial sales charge but are subject to a 1% CDSC
                     which will be imposed on certain redemptions within the first 12 months after purchase and an annual Rule 12b-1 fee not to exceed 1% of the average daily net assets of the class. Class C shares issued on or after November 2, 1998 are subject to a low initial sales charge and a 1% CDSC which will be imposed on certain redemptions within the first 18 months after purchase and an annual Rule 12b-1 fee not to exceed 1% of the average daily net assets of the class. The initial sales charge is waived or reduced for certain eligible investors.


CLASS Z SHARES:   Class Z shares are not subject to either an initial sales
--------------       charge or CDSC,

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                  nor are they subject to any Rule 12b-1 fee.

CLASS I SHARES:   Class I shares are not subject to either an initial
--------------         sales charge or CDSC, nor are they subject to any
                       Rule 12b-1 fee.

                         INCOME AND EXPENSE ALLOCATIONS

         Income, any realized and unrealized capital gains and losses, and expenses not allocated to a particular class of a Portfolio will be allocated to each class of the Portfolio on the basis of the net asset value of that class in relation to the net asset value of the Portfolio.

                           DIVIDENDS AND DISTRIBUTIONS

         Dividends and other distributions paid by each Portfolio to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class of the Portfolio may be different from that paid by another class of the Portfolio because of Rule 12b-1 fees and other expenses borne exclusively by that class.

                               EXCHANGE PRIVILEGE

         Holders of Class A Shares, Class B Shares, Class C Shares and Class Z Shares shall have such exchange privileges as set forth in the Portfolio's current prospectus. Exchange privileges may vary among classes and among holders of a Class.

                               CONVERSION FEATURES

         Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase. Conversions will be effected at relative net asset value without the imposition of any additional sales charge. Class B shares acquired through the reinvestment of dividends or distributions will be subject to conversion in accordance with the procedures utilized by the broker-dealer through which the Class B shares were purchased, to the extent such broker-dealer provides sub-accounting services to the Fund, otherwise the procedures utilized by Prudential Mutual Fund Services, LLC, or its affiliates, shall be used.

                                     GENERAL

A. Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

B. On an ongoing basis, the Directors, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor each Portfolio for the existence of any material conflicts among the interests of its several classes. The Directors, including a majority of

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         the independent Directors, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. Prudential Investments Fund Management LLC, the Fund's Manager, will be responsible for reporting any potential or existing conflicts to the Directors.

C. For purposes of expressing an opinion on the financial statements of each Portfolio of the Fund, the methodology and procedures for calculating the net asset value and dividends/distributions of each Portfolio's several classes and the proper allocation of income and expenses among such classes will be examined annually by the Fund's independent auditors who, in performing such examination, shall consider the factors set forth in the relevant auditing standards adopted, from time to time, by the American Institute of Certified Public Accountants.

Dated:  August 24, 1995

Amended:  June 1, 1998

Amended:  May 24, 2000

Amended and Restated September 4, 2002

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